              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 4)*

                  UNITED CITIES GAS COMPANY
                      (Name of Issuer)

                 COMMON STOCK, WITHOUT PAR VALUE
                  (Title of Class of Securities)

                         909823106000
                        (CUSIP Number)

                   STEPHEN A. BOUCHARD, ESQ.
                 FLEISCHMAN AND WALSH, L.L.P.
                 1400 SIXTEENTH STREET, N.W.
                   WASHINGTON, D.C.  20036
                      (202) 939-7900
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       DECEMBER 30, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-----------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SOUTHERN UNION COMPANY      75-0571592
-----------------------------------------------------------------
2.   Check the Appropriate Box If A Member Of A Group*   (a) [  ]
                                                         (b) [  ]
-----------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------
4.   Source of Funds*
     WC (See Item 3)
-----------------------------------------------------------------
5.   Check Box If Disclosure Of Legal Proceedings
     Is Required Pursuant to Items 2(d) or 2(e).             [  ]
-----------------------------------------------------------------
6.   Citizenship Or Place Of Organization
     DELAWARE
-----------------------------------------------------------------
                   7.   Sole Voting Power
                        649,900
                   ----------------------------------------------
Number of shares   8.   Shared Voting Power
Beneficially            None
Owned by Each      ----------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   649,900
                   ----------------------------------------------
                   10.  Shared Dispositive Power
                        None
-----------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each
     Reporting Person
     649,900
-----------------------------------------------------------------
12.  Check Box If The Aggregate Amount In Row (11)
     Excludes Certain Shares*                                [  ]
-----------------------------------------------------------------
13.  Percent Of Class Represented By Amount In Row (11)
     4.9%  (See Item 5)
-----------------------------------------------------------------
14.  Type Of Reporting Person*
     CO
-----------------------------------------------------------------

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
----------------------------

This Amendment No. 4 amends and supplements (i) the Amendment No. 3 to Schedule 13D filed November 4, 1996, (ii) the Amendment No. 2 to Schedule 13D filed October 18, 1996, (iii) the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commis-sion on August 20, 1996, and (iv) the Schedule 13D filed with the Securities and Exchange Commission on August 1, 1996, each filed on behalf of the Reporting Person. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in such Schedule 13D and Amendment Nos. 1, 2 and 3 thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Sections (a) and (b) of Item 5 are hereby amended and supple-mented in their entirety to read as follows:

(a) The Reporting Person beneficially owns 649,900 shares of Common Stock. According to the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 1996, the Issuer had 13,183,312 shares of Common Stock outstanding as of October 31, 1996; accordingly, the Reporting Person beneficially owns 4.9% of all Common Stock reported to be outstanding as of October 31, 1996.

(b)  With respect to the Common Stock, the Reporting Person has:

     (i) Sole power to vote or direct the vote of 649,900 shares of Common Stock;

     (ii) Shared power to vote or direct the vote of zero shares of Common Stock;

     (iii) Sole power to dispose or direct the disposition of 649,900 shares of Common Stock; and

     (iv) Shared power to dispose or direct the disposition of zero shares of Common Stock.

Section (c) of Item 5 is hereby amended and supplemented by adding the following at the end thereof:

     Set forth below are descriptions of transactions in the Common Stock by the Reporting Person effected during the past 60 days, all of which represent open market sales, net of brokerage commissions:

                            Number of Shares of
     Date of Transaction       Common Stock       Price Per Share
     -------------------    -------------------   ---------------
      December 18, 1996             23,000           $23.0000
      December 30, 1996             77,000            23.0000
      December 30, 1996              5,000            23.0000
      December 30, 1996             50,000            23.0000
      January 2, 1997               47,000            23.0000
      January 2, 1997                2,400            23.1875

                           SIGNATURE
                           ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


                                January 2, 1997
                                ---------------
                                (Date)


                                STEPHEN A. BOUCHARD
                                -------------------
                                (Signature)


                                Stephen A. Bouchard
                                Attorney-in-fact
                                -------------------
                                (Name and Title)